September 29, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: John Stickel

Re:	World Omni Auto Leasing LLC World Omni LT Registration No. 333-152253

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, World Omni Auto Leasing LLC hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement becomes effective at 5:00 p.m. EST today, or as soon thereafter as practicable.

In connection with such request for acceleration, World Omni Auto Leasing LLC hereby acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cheryl Scully
Cheryl Scully
Treasurer
World Omni Auto Leasing LLC

cc: Jeffrey S. O’Connor
Kirkland & Ellis LLP